# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kodiak AI, Inc., CIK 0001853138
CUSIP: 500081104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1049 Terra Bella Avenue, Mountain View, California (CA), 94043
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001853103

## Reporting persons
- Ares Acquisition Holdings II LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 26,800,000; sole dispositive power 26,800,000; aggregate amount beneficially owned 26,800,000 (13.7% of the class)
  Comment: The reported aggregate amount consists of (i) 12,500,000 shares of Common Stock, par value $0.0001 per share ("Common Stock") and (ii) 14,300,000 private placement warrants to purchase one share of Common Stock at $11.50 per share, which became exercisable on October 24, 2025 ("Private Placement Warrants").
  
  The reported percent of class is calculated based upon 181,207,392 shares of Common Stock outstanding as of September 24, 2025, as reported by the Issuer in its Form S-1 filed on October 10, 2025, as increased by 14,300,000 shares of Common Stock issuable in respect of 14,300,000 Private Placement Warrants held by the Reporting Persons.
- AAC II Holdings II LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 3,591,627; sole dispositive power 3,591,627; aggregate amount beneficially owned 3,591,627 (1.8% of the class)
  Comment: The reported percent of class is calculated based upon 181,207,392 shares of Common Stock outstanding as of September 24, 2025, as reported by the Issuer in its Form S-1 filed on October 10, 2025, as increased by 14,300,000 shares of Common Stock issuable in respect of 14,300,000 Private Placement Warrants held by Ares Acquisition Holdings II LP.

## Item 1. Issuer
Name of issuer: Kodiak AI, Inc.
Address of issuer's principal executive offices: 1049 Terra Bella Avenue, Mountain View, California 94043

## Item 2. Person Filing
Name of person filing: This statement is jointly filed by Ares Acquisition Holdings II LP and AAC II Holdings II LP, referred to in this filing as the "Reporting Persons."
Address of principal business office or, if none, residence:
c/o Ares Management LLC
245 Park Avenue, 44th Floor
New York, NY 10167
Citizenship: See response to Item 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See response to Item 9 on the cover page.

Ares Acquisition Holdings II LP directly holds 12,500,000 shares of Common Stock and 14,300,000 shares of Common Stock issuable upon exercise of 14,300,000 Private Placement Warrants. AAC II Holdings II LP directly holds 3,591,627 shares of Common Stock. In the aggregate, the Reporting Persons hold 16,091,627 shares of Common Stock and 14,300,000 shares of Common Stock issuable upon the exercise of 14,300,000 Private Placement Warrants, representing 15.5% of the Common Stock.

Ares Acquisition Holdings II LP is a Cayman Islands exempted limited partnership managed by affiliates of Ares Management Corporation ("Ares"). AAC II Holdings II LP is a Delaware limited partnership managed by affiliates of Ares. Ares Acquisition Holdings II is the general partner of Ares Acquisition Holdings II LP. Ares Holdings L.P. is the sole shareholder of Ares Acquisition Holdings II and the general partner of AAC II Holdings II LP. Ares Holdings L.P. is an indirect subsidiary of Ares. Ares Management GP LLC ("Ares Management GP") is the sole holder of the Class B common stock, $0.01 par value per share, of Ares (the "Ares Class B Common Stock") and Ares Voting LLC ("Ares Voting") is the sole holder of the Class C common stock, $0.01 par value per share, of Ares (the "Ares Class C Common Stock"). Pursuant to Ares' Certificate of Incorporation, the holders of the Ares Class B Common Stock and the Ares Class C Common Stock, collectively, will generally have the majority of the votes on any matter submitted to the stockholders of Ares if certain conditions are met. The sole member of both Ares Management GP and Ares Voting is Ares Partners Holdco LLC ("Ares Partners"). Ares Partners is managed by a board of managers, which is composed of Michael J Arougheti, R. Kipp deVeer, David B. Kaplan, Antony P. Ressler and Bennett Rosenthal (collectively, the "Ares Partners Board Members"). Mr. Ressler generally has veto authority over decisions of the Ares Partners Board Members and therefore may be deemed to have beneficial ownership of the reported securities. This Statement shall not be construed as an admission that the Reporting Persons or any of the foregoing are, for purposes of Section 13(d) and 13(g), beneficial owners of any securities covered by this Statement.
Percent of class: See response to Item 11 on the cover page and the information set forth in Subsection (a) of this Item 4.
Sole power to vote or to direct the vote: See response to Item 5 on the cover page.
Shared power to vote or to direct the vote: See response to Item 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover page.
Shared power to dispose or to direct the disposition: See response to Item 8 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Ares Acquisition Holdings II LP: /s/ Anton Feingold, Authorized Signatory (11/12/2025)
- AAC II Holdings II LP: /s/ Anton Feingold, Authorized Signatory (11/12/2025)